FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 10, 2009

Exhibit 99.9

China Medical Technologies Announces Change of Independent Auditors

Beijing, August 7, 2009 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced the appointment of PricewaterhouseCoopers (“PwC”) as the Company’s independent registered public accounting firm. PwC replaces the Company’s previous independent auditors, KPMG.

The appointment of PwC in replacement of KPMG has been approved by the Company’s Audit Committee and the Board of Directors. Upon the appointment, PwC will commence the annual audit work and is working with the Company and KPMG to ensure a seamless transition. PwC has communicated with the Company’s Audit Committee and the independent law firm engaged by the Audit Committee regarding the recent independent internal investigation before accepting this appointment. The Company expects to meet the deadline of filing its annual report on Form 20-F for the fiscal year ended March 31, 2009 before September 30, 2009.

“We would like to thank KPMG for their dedicated service over the past five years,” said Mr. Sam Tsang, Chief Financial Officer of the Company. “However, we believe that PwC will provide our shareholders with the best combination of cost and quality going forward. We also expect that PwC will provide fresh insights to the Company to enhance our internal controls over financial reporting. We look forward to working with the PwC team.”

The Company and KPMG have not had any disagreement on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures for which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic (IVD) products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Sam Tsang

Tel: 852-2511-9808

Email: IR@chinameditech.com

4